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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 5
TO
SCHEDULE TO
(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE ROTTLUND COMPANY, INC.
(Name of Subject Company (Issuer))

DAVID H. ROTTER
BERNARD J. ROTTER
THE ROTTLUND COMPANY, INC.
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

779077106
(CUSIP Number of Class of Securities)

STEVEN A. KAHN
CHIEF FINANCIAL OFFICER
3065 CENTRE POINTE DRIVE
ROSEVILLE, MINNESOTA 55113
(651) 638-0500
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Persons)

COPY TO:

JOSEPH T. KINNING, ESQ.
MARK D. WILLIAMSON, ESQ.
GRAY, PLANT, MOOTY, MOOTY & BENNETT, P.A.
3400 CITY CENTER
33 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402-3796
(612) 343-2800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$17,625,114	$1,622

*
For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 1,926,242 shares of common stock, par value $0.10 per share, of The Rottlund Company, Inc. (the "Company"), for a price per share of $9.15. Such number of shares represents all of the shares of the Company's common stock outstanding as of January 24, 2002 (other than 4,258,794 shares beneficially held by David H. Rotter and Bernard J. Rotter, and their respective former spouses and children), plus the shares of the Company's common stock issuable upon the exercise of all options to purchase the shares.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:
$1,622	Schedule TO; Amendment No. 2 to Schedule TO
Filing Party:	Date Filed:
The Rottlund Company, Inc.	January 24, 2002; February 19, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender-offer subject to Rule 13e-4.
  ☒
  going private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed January 24, 2002, as amended (the "Schedule TO"), and the Offer to Purchase dated January 24, 2002, as amended (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1) to the Schedule TO. The Offer to Purchase, together with the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(2) to the Schedule TO, and any amendments or supplements thereto, collectively constitute the "Offer." The Schedule TO and the Offer relate to the offer by The Rottlund Company, Inc., a Minnesota corporation (the "Company"), to purchase any and all of the outstanding shares of common stock of the Company, par value $0.10 per share (the "Shares"), for an amended purchase price of $9.15 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer. Certain information set forth in the Offer to Purchase, as amended, and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 and 13 of this Schedule TO.

ITEMS 4 - 6, AND 8.

Items 4 through 6 and 8 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, and the Offer to Purchase are hereby amended as follows:

          Following the completion of the Offer, the Continuing Shareholders formed a Minnesota corporation, Rottlund Holdings, Inc. ("Holdings"), in which they placed all of their Shares in exchange for an identical number of shares of the common stock of Holdings. The Company and Holdings entered into a Plan of Merger dated as of March 20, 2002, pursuant to which Holdings would merge with and into the Company, with the Company continuing as the surviving entity (the "Merger"). The Merger was effective as of March 22, 2002.

          As a result of the Merger, all shareholders of the Company who did not tender their shares in the Offer (other than Holdings) are entitled to receive a cash payment of $9.15 per share (the same price paid in the Offer) upon surrender of their stock certificates. The Shares owned by Holdings were canceled, and each share of common stock of Holdings was converted into one share of common stock of the surviving entity. Pursuant to the Minnesota Business Corporations Act, no shareholder approval was required because Holdings owned at least 90% of the issued and outstanding Shares.

          The Merger is mandatory for all shareholders under the MBCA. Consequently, shareholders may only either surrender their Shares for the cash payment of $9.15 per share or exercise their dissenters' rights under applicable provisions of the MBCA. For additional information on dissenters' rights, see "Special Factors—Rights of Shareholders in the Second-Step Transaction."

ITEM 11.

Item 11 is hereby amended and supplemented as follows:

        On March 22, 2002, the Company issued a press release announcing the Merger. The press release, attached hereto as Exhibit (a)(14), is incorporated herein by reference.

ITEM 12.	EXHIBITS.
(a)(1)*	Form of Offer to Purchase.
(a)(2)*	Form of Letter of Transmittal.
(a)(3)*	Form of Notice of Guaranteed Delivery.
(a)(4)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(6)*	Form of Letter to Shareholders from the Company dated as of January 24, 2002.
(a)(7)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)*
Text of Press Release dated January 22, 2002, issued by the Company (incorporated herein by reference to Exhibit (a)(1) of the Company's Tender Offer Statement on Schedule TO filed on January 22, 2002).
(a)(9)**	Text of Press Release dated February 1, 2002, issued by the Company.
(a)(10)***	Text of Press Release dated February 13, 2002, issued by the Company.
(a)(11)****	Memorandum of Understanding, dated February 18, 2002.
(a)(12)****	Text of Press Release dated February 19, 2002, issued by the Company.
(a)(13)*****	Text of Press Release dated March 6, 2002, issued by the Company.
(a)(14)	Text of Press Release dated March 22, 2002, issued by the Company.
(b)(1)*
Second Amended and Restated Credit Agreement, dated November 30, 1999, by and among the Company and BankBoston, N.A. (incorporated herein by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended March 31, 2000).
(b)(2)*
First Modification of Second Amended and Restated Credit Agreement, dated April 21, 2000, by and among the Company, Fleet National Bank (f/k/a BankBoston, N.A.) and Bank United (incorporated herein by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the year ended March 31, 2000).
(b)(3)*
Third Modification of Second Amended and Restated Credit Agreement, dated December 19, 2000, by and among the Company, Fleet National Bank and Bank United (incorporated herein by reference to Exhibit 10.11 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).
(b)(4)*	Commitment Letter from Fleet National Bank to the Company dated January 17, 2002.
(c)(1)*	Opinion of U.S. Bancorp Piper Jaffray, Inc. on Fairness, dated January 21, 2002 (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(c)(2)*	Report of U.S. Bancorp Piper Jaffray, Inc., dated January 21, 2002.
(d)(1)*
Stock Cross-Purchase Agreement, dated October 29, 1992, by and among Bernard J. Rotter, individually and as Custodian for Kathryn J. Rotter; Margaret L. Rotter; Kristin J. Rotter; Curtis J. Rotter; David H. Rotter, individually and as Custodian for Eric David Rotter; Shirley A. Rotter; and Stephanie Lee Ann Rotter.
(d)(2)	Plan of Merger between Rottlund Holdings, Inc. and the Company dated as of March 20, 2002.
(e)	Not Applicable.
(f)*	Sections 302A.471 and 302A.473 of the Minnesota Business Corporations Act (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(g)	None.

(h)	None.

*	Previously filed by the Company on Schedule TO, dated January 24, 2002.
**	Previously filed by the Company as Amendment No. 1 to Schedule TO, dated February 4, 2002.
***	Previously filed by the Company as Amendment No. 2 to Schedule TO, dated February 13, 2002.
****	Previously filed by the Company as Amendment No. 3 to Schedule TO, dated February 19, 2002.
*****	Previously filed by the Company as Amendment No. 4 to Schedule TO, dated March 6, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2002

THE ROTTLUND COMPANY, INC.
By:	/s/ DAVID H. ROTTER
Name:	David H. Rotter
Title:	President

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
ITEM 12.	EXHIBITS.
(a)(1)*	Form of Offer to Purchase.
(a)(2)*	Form of Letter of Transmittal.
(a)(3)*	Form of Notice of Guaranteed Delivery.
(a)(4)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(6)*	Form of Letter to Shareholders from the Company dated as of January 24, 2002.
(a)(7)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)*	Text of Press Release dated January 22, 2002, issued by the Company (incorporated herein by reference to Exhibit (a)(1) of the Company's Tender Offer Statement on Schedule TO filed on January 22, 2002).
(a)(9)**	Text of Press Release dated February 1, 2002, issued by the Company.
(a)(10)***	Text of Press Release dated February 13, 2002, issued by the Company.
(a)(11)****	Memorandum of Understanding, dated February 18, 2002.
(a)(12)****	Text of Press Release dated February 19, 2002, issued by the Company.
(a)(13)*****	Text of Press Release dated March 6, 2002, issued by the Company.
(a)(14)	Text of Press Release dated March 22, 2002, issued by the Company.
(b)(1)*	Second Amended and Restated Credit Agreement, dated November 30, 1999, by and among the Company and BankBoston, N.A. (incorporated herein by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended March 31, 2000).
(b)(2)*	First Modification of Second Amended and Restated Credit Agreement, dated April 21, 2000, by and among the Company, Fleet National Bank (f/k/a BankBoston, N.A.) and Bank United (incorporated herein by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the year ended March 31, 2000).
(b)(3)*	Third Modification of Second Amended and Restated Credit Agreement, dated December 19, 2000, by and among the Company, Fleet National Bank and Bank United (incorporated herein by reference to Exhibit 10.11 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).
(b)(4)*	Commitment Letter from Fleet National Bank to the Company dated January 17, 2002.
(c)(1)*	Opinion of U.S. Bancorp Piper Jaffray, Inc. on Fairness, dated January 21, 2002 (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(c)(2)*	Report of U.S. Bancorp Piper Jaffray, Inc., dated January 21, 2002.
(d)(1)*	Stock Cross-Purchase Agreement, dated October 29, 1992, by and among Bernard J. Rotter, individually and as Custodian for Kathryn J. Rotter; Margaret L. Rotter; Kristin J. Rotter; Curtis J. Rotter; David H. Rotter, individually and as Custodian for Eric David Rotter; Shirley A. Rotter; and Stephanie Lee Ann Rotter.
(d)(2)	Plan of Merger between Rottlund Holdings, Inc. and the Company dated as of March 20, 2002.
(e)	Not Applicable.
(f)*	Sections 302A.471 and 302A.473 of the Minnesota Business Corporations Act (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(g)	None.
(h)	None.

*	Previously filed by the Company on Schedule TO, dated January 24, 2002.

**	Previously filed by the Company as Amendment No. 1 to Schedule TO, dated February 4, 2002.
***	Previously filed by the Company as Amendment No. 2 to Schedule TO, dated February 13, 2002.
****	Previously filed by the Company as Amendment No. 3 to Schedule TO, dated February 19, 2002.
*****	Previously filed by the Company as Amendment No. 4 to Schedule TO, dated March 6, 2002.

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INTRODUCTION
  ITEMS 4 - 6, AND 8.
  ITEM 11.
SIGNATURE
EXHIBIT INDEX